Filed Pursuant to Rule 433
Registration No.: 333-132936-14

Structured Products For more information, please call the Structured Products Desk: 1-888-537-4898 or email: structured.notes@credit-suisse.com

BARESSM

Buffered Accelerated Return Securities (BARESSM) offer leveraged upside participation, with partial principal protection on the downside.

Underlyings:	Overview
The securities can be linked to underlyings that span the globe and include many asset classes: Indices Baskets Single Stocks Commodities Foreign Exchange Rates Interest Rates

BARESSM have a buffer, which allows the investor to gain some degree of  principal protection and leveraged upside participation. These securities are attractive for investors who are willing to accept some downside risk in return for shorter maturities or leveraged upside as compared to fully principal protected notes. While the securities are not principal protected, the buffer decreases total downside risk. BARES should be treated as capital securities for tax purposes.

Upside

BARES provide leveraged upside exposure.

Downside

Although the securities are not a principal protected investment and a decline  in the underlying could result in a loss of principal, total downside risk is decreased due to the downside buffer.

Risks

  Principal Risk – The securities are not principal protected, which means  investors should be able to risk downside loss.

  Liquidity and Market Risk – The securities will not be listed on any stock  exchange. BARES are intended for investors who plan to hold the securities until maturity. Holders choosing to sell the securities prior to maturity may receive an amount less than the amount such holder would have received if the BARES were held to maturity. Credit Suisse intends to maintain a secondary market in the securities, although it is not required to do so and may stop making a market at any time.

  Credit Risk – Investors are assuming the credit risk of the issuer.

  No Dividends – Investors do not receive the dividends associated with  owning the underlying directly.

BARES Sample Terms		Redemption Amount at Maturity: Principal Amount x (1 + Return)

Underlying*:	TBD	Return:	If the Final Level > or = Initial Level, then the Return equals:
Maturity Date:	3.5 Years		130% x [(Final Level – Initial Level) / Initial Level]
Upside Participation:	130%		If the Final Level < Initial Level but > 80% of the Initial Level, then the Basket Return will be
Buffer**:	20%		zero.
Downside Risk:	loss of up to		If the Final Level < 80% of the Initial Level, then the Basket Return will be: [Final Level –
	80% of principal		(80% x Initial Level)] / Initial Level

*   Sample terms will vary depending on the
     underlying and the terms of the securities.

** The 1st 20% drop is protected

Any tax statement herein regarding any US Federal Tax is not intended or written to be used and cannot be used, by any taxpayer for the purpose of avoiding any penalties. Any such statement herein was written to support the marketing or promotion of the transaction(s) or matter(s) to which the statement relates.

This document is not directed to, or intended for distribution to or use by, any person or entity who is a citizen or resident of or located in any locality, state, country or other jurisdiction outside the United States where such distribution, publication, availability or use would be contrary to law or regulation or which would subject Credit Suisse or its subsidiaries or affiliates (collectively “Credit Suisse”) to any registration or licensing requirement within such jurisdiction.

Nothing in this document constitutes investment, legal, accounting or tax advice or a representation that any investment strategy or service is suitable or appropriate to your individual circumstances.

Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Credit Suisse has filed with the SEC for more complete information about Credit Suisse and to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the prospectus if you so request by calling toll-free 1 (800) 221-1037.

BARES is a service mark of Credit Suisse and its affiliates.

Copyright ©2008 CREDIT SUISSE and/or its affiliates.

			Invested Principal Amount	Underlying % Return	BARESSM % Return	Redemption Amount at Maturity
			$10,000	-100%	-80%	$2,000
			$10,000	-80%	-60%	$4,000
			$10,000	-60%	-40%	$6,000
			$10,000	-40%	-20%	$8,000
			$10,000	-20%	0%	$10,000
			$10,000	0%	0%	$10,000
			$10,000	20%	26%	$12,600
			$10,000	40%	52%	$15,200
			$10,000	60%	78%	$17,800
			$10,000	80%	104%	$20,400
			$10,000	100%	130%	$23,000

			* The examples shown are for illustrative purposes only. The actual return will depend on the terms set forth in the BARES pricing supplement.

		Customization

There are many different ways to structure BARES in addition to choosing among a variety of underlyings, an investor can also modify the buffer or maturity. For example, if an investor prefers less participation on the downside, upside leverage can be reduced to decrease downside exposure. Conversely, a higher degree of upside participation can be structured, as well as longer and shorter maturities.